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                              LeadersOnline, Inc.
                          18401 Von Karman, Suite 500
                           Irvine, California  92612
                                (949) 752-1000

                              September 25, 2000


VIA EDGAR AND OVERNIGHT DELIVERY
--------------------------------

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

     Re:  LeadersOnline, Inc.
          Registration Statement on Form S-1 (Registration No. 333-34390) Application for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, LeadersOnline, Inc., a Delaware corporation (the "Registrant"), hereby respectfully applies to the Securities and Exchange Commission for an order granting the immediate withdrawal of its Registration Statement on Form S-1 (Registration No. 333-34390), as filed on April 10, 2000, together with all amendments thereto (the "Registration Statement").

     As set forth in the Registration Statement, the Registrant proposed to register shares of its Class A common stock, par value $0.001 per share (the "Shares"), in connection with an initial public offering. The Registrant, however, does not believe that the terms available in the public market at this time are sufficiently favorable to warrant proceeding with or completing an initial public offering of the Shares. No Shares have been sold under the Registration Statement and the Registrant does not currently intend to pursue any further activities in connection with an initial public offering of the Shares.

     If the Staff of the Securities and Exchange Commission has any questions regarding this application for withdrawal, please feel free to contact the undersigned at (949) 752-1000 or Ronald S. Beard, Esq. of Gibson, Dunn & Crutcher LLP at (949) 451-3800.


                              Sincerely,

                              LeadersOnline, Inc.,
                              a Delaware corporation

                              By:  /s/ Michael T. Christy
                                   ----------------------
                                   Michael T. Christy
                                   Chief Executive Officer

cc:  Securities and Exchange Commission
       David M. Lynn and Kim M. Mazur